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                              August 17, 2022

       John Turner
       Chief Financial Officer
       Atlas Energy Solutions Inc.
       5918 W. Courtyard Drive, Suite 500
       Austin, TX 78730

                                                        Re: Atlas Energy
Solutions Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted July 29,
2022
                                                            CIK No. 0001910950

       Dear Mr. Turner:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted July 29, 2022

       Summary
       Growth and Technology Initiatives
       Autonomous Trucking, page 11

   1. We note you disclose that you entered into a definitive agreement with a leading provider of autonomous vehicle
technology and a master lease agreement with Stonebriar
                                                        Commercial Finance for
the right, but not the obligation, to require Stonebriar
                                                        Commercial Finance to
fund up to $70.0 million of purchases of transportation and
                                                        logistics equipment.
Please file such agreements as exhibits to your registration statement or tell us why you
believe you are not required to do so. Refer to Item 601(b)(10) of
                                                        Regulation S-K.
 John Turner
Atlas Energy Solutions Inc.
August 17, 2022
Page 2

        You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact Ken Schuler, Mining Engineer, at (202) 551-3718. Please contact Liz Packebusch,
Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn Turner
                                                          Division of
Corporation Finance
Comapany NameAtlas Energy Solutions Inc.
                                                          Office of Energy &
Transportation
August 17, 2022 Page 2
cc:       Thomas Zentner
FirstName LastName